Filed by: Cabot Oil & Gas Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

Set forth below is the presentation relating to Cabot Oil & Gas Corporation’s earnings for the second quarter of 2021.

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Second Quarter 2021 Results July 30, 2021

Forward-Looking Statements and Other Disclosures

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements regarding future financial and operating performance, activity levels and results, returns to shareholders, strategic pursuits and goals, market prices, future hedging and risk management activities, future repayments of our senior notes, the anticipated benefits of the proposed merger transaction involving us and Cimarex Energy Co. (Cimarex), the anticipated impact of the proposed merger transaction on the combined business and future financial and operating results, commitment to ESG and sustainability leadership, pro forma equity ownership, expected company leadership following completion of the merger, expected timing for closing, and other statements that are not historical facts contained in this report are forward-looking statements. The words "expect", "project", "estimate", "believe", "anticipate", "intend", "budget", "plan", "forecast", "outlook", "predict", "may", "should", "could", and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, the continuing effects of the COVID-19 pandemic and the impact thereof on the Company's business, financial condition and results of operations, the availability of cash on hand and other sources of liquidity to fund capital expenditures, the repayment of debt maturities and the payment of dividends, actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries, market factors, market prices (including geographic basis differentials) of natural gas and crude oil, results of future drilling and marketing activity, future production and costs, the ability to obtain the requisite Cabot and Cimarex stockholder approvals, the risk that an event, change or other circumstances could give rise to the termination of the merger agreement, the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all, the length of time necessary to close the proposed merger transaction, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk of litigation related to the proposed merger transaction, legislative and regulatory initiatives, electronic, cyber or physical security breaches and other factors detailed herein and in our Securities and Exchange Commission (SEC) filings. In addition, the declaration and payment of any future dividends, whether regular quarterly base dividends or annual supplemental dividends, will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. See "Risk Factors" in Item 1A of the Company's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K for additional information about these and other risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to correct or update any forward-looking statement, whether as the result of new information, future events or otherwise, except as required by applicable law.

This presentation refers to Discretionary Cash Flow, EBITDAX, Free Cash Flow, Adjusted Net Income (Loss), Return on Capital Employed (ROCE), Net Debt calculations and ratios and Finding and Development Costs, each of which is a measure that is a non-GAAP measure. These non-GAAP measures are not alternatives to GAAP measures, and should not be considered in isolation or as an alternative for analysis of the Company's results as reported under GAAP. For additional disclosure regarding such non-GAAP measures, including definitions of these terms and reconciliations to the most directly comparable GAAP measures, please refer to the Appendix to this presentation.

CABOT OIL & GAS CORPORATION
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Certain Notices

No Offer or Solicitation. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It. In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 on June 29, 2021, that includes a preliminary joint proxy statement with Cimarex Energy Co. (Cimarex) and that also constitutes a preliminary prospectus of the Company. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of the Company and of Cimarex. Each of Cabot and Cimarex also intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. This presentation is not a substitute for the preliminary joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and of Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and preliminary joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot's website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex's website at www.cimarex.com/investor-relations.

Participants in the Solicitation. Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot's proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex's proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.

CABOT OIL & GAS CORPORATION
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Second Quarter 2021 Highlights 4 • Net income of $30.5 million ($0.08 per share); adjusted net income (non - GAAP) of $105.5 million ($0.26 per share) • EBITDAX (non - GAAP) of $245.1 million • Net cash provided by operating activities of $178.9 million; discretionary cash flow (non - GAAP) of $215.4 million; free cash flow (non - GAAP) of $64.1 million • Return on Capital Employed (ROCE) (non - GAAP) for the trailing 12 months of 13.0% • Net debt to trailing 12 months EBITDAX ratio (non - GAAP) of 0.9x; net debt to adjusted capitalization ratio (non - GAAP) of 27.9% • Announced transformational merger with Cimarex Energy, creating a premier, diversified, free cash flow - focused energy company Note: See supplemental tables at the end of the presentation for a reconciliation of non - GAAP measures 1 Includes direct operations, transportation and gathering, taxes other than income, exploration, DD&A, general and administrat ive , and interest expense Q2 2021 Q2 2020 Equivalent Production (Mmcfe/d) 2,205 2,229 Realized Gas Price (Incl. Hedges) ($/Mcf) $2.05 $1.52 Realized Gas Price (Excl. Hedges) ($/Mcf) $2.05 $1.42 Net Income ($mm) $30.5 $30.4 Adjusted Net Income (non - GAAP) ($mm) $105.5 $18.0 Discretionary Cash Flow (non - GAAP) ($mm) $215.4 $119.2 Free Cash Flow (non - GAAP) ($mm) $64.1 ($63.3) EBITDAX (non - GAAP) ($mm) $245.1 $136.9 Operating Expenses 1 ($/Mcfe) $ 1.41 $1.44 LTM Net Debt / EBITDAX (non - GAAP) 0.9x 1.2x TTM ROCE (non - GAAP) 13.0% 10.3%

COG / XEC Merger Overview & Transaction Highlights 5 Committed to delivering best - in - class capital returns through commodity price cycles - targeting 50%+ of free cash flow Significantly increased cash generation - $4.7bn cumulative 2022 - 2024 free cash flow 1 based on $55/Bbl WTI oil price and $2.75/MMBtu NYMEX gas price • $5.7bn cumulative 2022 - 2024 free cash flow 1 based on $60/Bbl WTI oil price and $3.00/MMBtu NYMEX gas price Strengthened financial profile & improved cost of capital from scale, liquidity, stability & conservative balance sheet Low cost, high return inventory providing capital flexibility through cycles Commitment to ESG & sustainability leadership Creates a premier energy company delivering leading returns on and of capital • Stock - for - stock merger • Pro forma equity ownership: 49.5% Cabot and 50.5% Cimarex on a fully diluted basis • Executive Chairman: Dan Dinges ; Chief Executive Officer: Tom Jorden • Independent & diverse board to be comprised of 5 directors from each company • Integration planning underway with an expected close of 4Q21 Transaction summary 1 P reliminary estimate

2021 Cabot Oil & Gas Standalone Capital Program & Outlook

- For 2021, Cabot's production guidance of 2,350 Mmcfe per day is based on a capital program of $530 - $540 million, representing a 6% reduction in capital spending year-over-year at the midpoint of the range
  - 2021 capital is 32% lower than 2019 levels despite production levels being relatively flat from 2019 to 2021
  - Q3 2021 capital expenditures are expected to decrease slightly relative to Q2 2021, with a greater sequential decline anticipated in Q4 2021 driven by lower activity levels entering the winter season
  - ~10% sequential production growth expected from Q3 2021 to Q4 2021, coinciding with higher winter natural gas prices and the in-service of the Leidy South expansion project
- Disciplined capital allocation framework is focused on maintaining production flat in 2021 while enhancing capital returns to shareholders and repaying current debt maturities
  - Any future improvement in natural gas prices for 2021 will not impact this capital allocation framework
- The Company's 2021 program is expected to deliver a significant expansion of free cash flow, net income, and return on capital employed, while deleveraging the balance sheet well below the target leverage ratio of 1.0x


Activity Levels
Net Stages Completed
Net Stages TIL
537
670
991
875
Q1 2021
Q2 2021
Q3 2021E
Q4 2021E


Capital Expenditures ($mm)
$124
$166
Q1 2021
Q2 2021
Q3 2021E
Q4 2021E


Production (Mmcfe/d)
2,287
2,205
Q1 2021
Q2 2021
Q3 2021E
Q4 2021E

CABOT OIL & GAS CORPORATION
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Uplift in Anticipated Realized Prices Driving Higher Free Cash Flow 7 Forecasted Natural Gas Price Realizations (Ex. Hedges) as of 4/29/2021 2.2 2.7 2.7 Forecasted Natural Gas Price Realizations (Ex. Hedges) as of 7/30/2021 $0.60 ($0.14) ($0.06) $2.75 NYMEX less midpoint of prior $0.50 - $0.55 guidance range $0.60 uplift to anticipated full-year NYMEX¹ Impact of higher NYMEX prices on fixed-price sales and deals with floors Wider anticipated full-year regional basis differentials $3.35 NYMEX less midpoint of updated $0.70 - $0.75 guidance range¹ ~$2.23 ~$2.63 1 Based on NYMEX pricing as of July 28, 2021

Free Cash Flow ($mm) 8 $155 $297 $563 $109 $202 2017 2018 2019 2020 1H 2021 • Delivered positive free cash flow for the fifth consecutive year in 2020, despite the lowest average NYMEX price since 1995 • Free cash flow in the first half of 2021 increased by $215 million relative to the first half of 2020 • Anticipate free cash flow in the second half of 2021 to be approximately double free cash flow for the first half of the year, driven by higher expected price realizations 1 $2.31 $2.54 $ 2.45 $1.68 Note: See supplemental tables at the end of the presentation for a reconciliation of non - GAAP measures 1 Based on NYMEX pricing as of July 28, 2021 and excluding merger - related expenses 2 Including impact of derivatives Realized Natural Gas Price ($/Mcf) 2 $2.18

Return on Capital Employed (ROCE) 9 7.3% 15.9% 22.2% 7.6% 13.0% 2017 2018 2019 2020 TTM Q2 2021 Note: See supplemental tables at the end of the presentation for a reconciliation of non - GAAP measures 1 Including impact of derivatives Realized Natural Gas Price ($/Mcf) 1 $2.31 $2.54 $ 2.45 $1.68 $1.95 • Focused on generating financial returns that exceed our cost of capital through the natural gas price cycle • Targeting a significant expansion of ROCE in 2021 resulting from higher anticipated price realizations

Adjusted Earnings per Share 10 $0.53 $1.19 $1.68 $0.54 $0.64 2017 2018 2019 2020 1H 2021 Realized Natural Gas Price ($/Mcf) 1 Note: See supplemental tables at the end of the presentation for a reconciliation of non - GAAP measures 1 Including impact of derivatives $2.31 $2.54 $ 2.45 $1.68 $2.18 • Low cost structure allows for profitability through the natural gas price cycle • Adjusted net income in the first half of 2021 increased by over 250% relative to the prior - year period

Net Debt / EBITDAX 11 1.0x 1.0x 0.7x 1.4x 0.9x 2017 2018 2019 2020 TTM Q2 2021 Note: See supplemental tables at the end of the presentation for a reconciliation of non - GAAP measures 1 Including impact of derivatives Realized Natural Gas Price ($/Mcf) 1 $2.31 $2.54 $ 2.45 $1.68 $1.95 • Target leverage ratio of 1.0x through the natural gas price cycle • Anticipate a significant reduction in the leverage ratio in 2021, resulting from higher anticipated realized prices and lower absolute debt levels

Unit Costs ($/Mcfe) 12 $2.02 $1.76 $1.44 $1.43 $1.43 2017 2018 2019 2020 1H 2021 $1.13 $1.00 $0.93 $0.91 $0.91 2017 2018 2019 2020 1H 2021 Cash Operating Expenses 1 All - In Operating Expenses (Including Non - Cash Expenses) 1 Excludes DD&A, stock - based compensation , merger - related costs, non - cash interest expense associated with income tax reserves, amortization of deferred financing cost and dry hole cost

Appendix

2021 Cabot Oil & Gas Standalone Guidance 14 (1) Based on NYMEX pricing as of July 28, 2021 (2) Excluding exploratory dry hole costs; includes exploration administration expense and geophysical expenses (3) Excluding stock - based compensation, severance expense related to early retirements under the Company's 2021 Early Retirement Program, and merger - related costs • 2021E production guidance: 2,350 Mmcfe per day • Q3 2021E production guidance: 2,275 – 2,325 Mmcfe per day • ~10% sequential production growth expected from Q3 2021 to Q4 2021, coinciding with higher winter natural gas prices and the in - service of the Leidy South expansion project • 2021E capital guidance: $ 530 - $540 million • Q3 2021 capital expenditures are expected to decrease slightly relative to Q2 2021, with a greater sequential decline anticipated in Q4 2021 driven by lower activity levels entering the winter season • 2021E weighted - average natural gas price differential 1 : ($0.70 ) to ($ 0.75) per Mcf • The increase in the FY 2021 differential guidance was driven by the impact of higher NYMEX prices relative to the Company’s fixed - price sales contracts and, to a lesser extent, a widening of regional basis differentials 1 • The increase in anticipated FY 2021 NYMEX prices, offset by the expectation for wider FY 2021 weighted - average differentials, is expected to result in an 18 percent increase in Cabot’s FY 2021 natural gas price realizations (excluding hedges) as compared to the Company’s prior guidance • Q3 2021 differentials are expected to widen relative to Q2 2021, with a tightening expected in Q4 2021 • 2021E wells drilled / completed: ~85 net wells / ~80 net wells • 2021E income tax rate guidance: 23% • 2021E deferred tax rate guidance 1 : 30% Q3 2021E Natural Gas Price Exposure By Index Index NYMEX (less $ 0.50) 33% Fixed Price (~$ 2.25) 20% Transco Z6 NNY (less $0.65) 17% Leidy Line 11% Power Pricing 9% TGP Z4 – 300 Leg 6% Millennium 4% Note: Certain sales agreements with floor and ceiling prices have been reclassified from fixed price to NYMEX given higher NYMEX prices in 2021 have resulted in these sales agreements no longer triggering the floor and instead they are floating with NYMEX between the floors and ceilings. An additional deduct of ~$0.05 per Mcf should be applied to account for fuel use. Q3 2021E Cost Assumptions ($/Mcfe, unless otherwise noted) Direct operations $0.08 - $0.09 Transportation and gathering $0.66 - $0.68 Taxes other than income $0.02 - $0.03 Exploration 2 $0.01 - $0.02 Depreciation, depletion and amortization $0.45 - $0.47 Interest expense $0.05 - $0.06 General and administrative ($mm) 3 $15 - $17 2021 Cabot Oil & Gas Standalone Guidance

Financial Position and Risk Management Profile 15 $100 $62 $575 $312 3.24% 6.25% 3.67% 4.17% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% $0 $100 $200 $300 $400 $500 $600 September 2021 2022 2023 2024 2025 2026 Senior Notes ($mm) Weighted-Average Coupon Rate As of 6/30/2021 $bn Cash and Cash Equivalents $ 0.2 Debt $ 1.0 Net Debt $0.9 Net Capitalization $3.2 Liquidity $ 1.7 Net Debt / Capitalization 27.9% Net Debt / LTM EBITDAX 0.9x Debt Maturity Schedule ($mm) as of 6/30/2021 Capitalization / Liquidity

2021 Hedge Summary 16 Note: As of July 30, 2021 Swaps Collars Pricing Index Total Mmbtu Weighted - Average Price Weighted - Average Floor Price Weighted - Average Ceiling Price Duration Q3 2021 LDS NYMEX 41,400,000 $2.68 $3.00 Jul - 21 Sep - 21 LDS NYMEX 4,600,000 $2.50 $2.80 Jul - 21 Sep - 21 LDS NYMEX 4,600,000 $2.74 Jul - 21 Sep - 21 LDS NYMEX 9,200,000 $2.78 Jul - 21 Sep - 21 Q4 2021 LDS NYMEX 41,400,000 $2.68 $3.10 Oct - 21 Dec - 21 LDS NYMEX 1,550,000 $2.50 $2.80 Oct - 21 Oct - 21 LDS NYMEX 4,600,000 $2.74 Oct - 21 Dec - 21 LDS NYMEX 9,200,000 $4.01 Oct - 21 Dec - 21 LDS NYMEX 3,100,000 $2.78 Oct - 21 Oct - 21 LDS NYMEX 9,150,000 $4.02 Nov - 21 Dec - 21

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share 17

EBITDAX Calculation and Reconciliation 18

Net Debt Reconciliation 19

Discretionary Cash Flow and Free Cash Flow Calculation and Reconciliation 20

Return on Capital Employed Calculation 21